

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

Via E-mail
Jeffrey Ackerman
Executive Vice President & Chief Financial Officer
The Fresh Market, Inc.
628 Green Valley Road
Suite 500
Greensboro, North Carolina 274408

>   **Re: The Fresh Market, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 27, 2013**
>   **Filed March 27, 2013**
>   **File No. 1-34940**

Dear Mr. Ackerman:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Consolidated Financial Statements, page F-1

Consolidated Statements of Stockholders' Equity, page F-6

1. Please tell us your basis in GAAP for recording issuance costs as a reduction of additional paid-in capital rather than an expense in the year ended December 31, 2010. In doing so, please tell us your consideration of expensing the issuance costs in light of the fact that no proceeds were received and ASC 430-10-S99-1, which states that issuance costs may be deferred and charged against the gross proceeds of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Scott Duggan
        General Counsel